UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: Date examination completed:

811-21864     :     December 31, 2009

2.	State identification Number: N/A

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA

WV WI WY PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

WisdomTree Trust

4.	Address of principal executive office (number,street,city,state,zip code):

380 Madison Avenue

21st Floor

New York N.Y. 10017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

The WisdomTree Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the WisdomTree Trust, including the WisdomTree Total Dividend Fund, WisdomTree High-Yielding Equity Fund, WisdomTree Large Cap Dividend Fund, WisdomTree MidCap Dividend Fund, WisdomTree SmallCap Dividend Fund, WisdomTree DEFA Fund, WisdomTree Europe Total Dividend Fund, WisdomTree Europe SmallCap Dividend Fund, WisdomTree Japan Total Dividend Fund, WisdomTree Japan SmallCap Dividend Fund, WisdomTree Pacific ex-Japan Total Dividend Fund, WisdomTree Pacific ex-Japan High-Yielding Equity Fund, WisdomTree International LargeCap Dividend Fund, WisdomTree International MidCap Dividend Fund, WisdomTree International SmallCap Dividend Fund, WisdomTree International Real Estate Fund, WisdomTree Emerging Markets SmallCap Dividend Fund, WisdomTree International Basic Material Sector Fund, WisdomTree International Communications Sector Fund, WisdomTree International Energy Sector Fund, WisdomTree International Financial Sector Fund, WisdomTree International Health Care Sector Fund, WisdomTree International Industrial Sector Fund, WisdomTree International Technology Sector Fund, WisdomTree International Utilities Sector Fund, WisdomTree Total Earnings Fund, WisdomTree Earnings 500 Fund, WisdomTree MidCap Earnings Fund, WisdomTree SmallCap Earnings Fund, WisdomTree Earnings Top 100 Fund, Wisdom Tree India Earnings Fund, WisdomTree Middle East Dividend Fund, WisdomTree Dreyfus Brazilian Real Fund, WisdomTree Dreyfus Chinese Yuan Fund, WisdomTree Dreyfus Euro Fund, WisdomTree Dreyfus Indian Rupee Fund, WisdomTree Dreyfus Japanese Yen Fund, WisdomTree Dreyfus New Zealand Dollar Fund, WisdomTree Dreyfus South African Rand Fund, WisdomTree DEFA Equity Income Fund, WisdomTree Dividend ex-Financials Fund, WisdomTree Emerging Markets Equity Income Fund, WisdomTree International Consumer Staples Sector Fund, WisdomTree International Dividend ex-Financials Fund, WisdomTree U.S. Short-Term Government Income Fund, WisdomTree Dreyfus Emerging Currency Fund, WisdomTree Global Equity Income Fund, WisdomTree International Hedged Equity Fund, WisdomTree LargeCap Growth Fund, WisdomTree LargeCap Value Fund, WisdomTree World ex-US Growth Fund, WisdomTree Equity Income Fund, each a series of WisdomTree Trust (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of December 31, 2009. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds compliance based on our examination.

To the Board of Trustees of

The WisdomTree Trust

Page Two

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2009, and with respect to agreement of security and similar investments purchases and sales, for the period September 1, 2009 to December 31, 2009.

•	Confirmation of all securities held by BNY Mellon, Custodian in book entry form and reconciliation with depositories and subcustodians used by BNY Mellon

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian, BNY Mellon

•	Confirmation of all time deposits with broker/banks and agreement with Custodian records

•	Agreement of five security purchases and five security sales from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the WisdomTree Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2009, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the WisdomTree Trust, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania

March 17, 2010

MANAGEMENT STATEMENT REGARDING COMPLIANCE

WITH CERTAIN PROVISIONS OF THE

INVESTMENT COMPANY ACT OF 1940

I, as a member of management of the WisdomTree Trust (the “Funds”), am responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2009, and from September 1, 2009 through December 31, 2009.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2009, and from September 1, 2009 through December 31, 2009 with respect to securities and similar investments reflected in the investment accounts of the Funds.

WisdomTree Trust

/s/ Amit Muni
Amit Muni Treasurer March 17, 2010